September 21, 2006

Via U.S. Mail

Trygve M. Thoresen
Vice President and General Counsel
Summa Industries
One Park Plaza, Suite 600
Irvine, CA  92614

	Re:	Summa Industries
		Schedule 14D-9C filed September 1, 2006
Schedule 14D-9 filed September 8, 2006
		SEC File No. 5-30794

Dear Mr. Thoresen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9C

1. We note your reference to the Private Securities Litigation
Reform
Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See
Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.


Schedule 14D-9

Item 4. - The Solicitation or Recommendation, page 7

	Opinion of Financial Advisor
2. In the summary of the opinion of Duff & Phelps, you indicate that they made "various subjective judgments in arriving at [their] opinion." Please revise the discussion of the fairness opinion to summarize these judgments so that it is clear how these judgments assisted your financial advisor in arriving at their fairness determination.

	Intent to Tender
3. Please revise to disclose the percentage of Shares held by the directors and executive officers of the Company.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

							Sincerely,



							Mara L. Ransom
							Special Counsel
							Office of Mergers and
Acquisitions

cc via facsimile at (310) 228-3701:

Jon W. Newby, Esq.
Sheppard, Mullin, Richter & Hampton LLP


C. Thomas Hopkins, Esq
Sheppard, Mullin, Richter & Hampton LLP

Summa Industries
September 21, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE